06007442

AB 4/1/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2006 MAIL PROCESSING SECTION WASH, D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35875

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNELL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CONNELL DRIVE
(No. and Street)

BERKELEY HEIGHTS (City) NEW JERSEY (State))&(@@ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DUANE CONNELL (908) 673-3700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name — *if individual, state last, first, middle name*)

99 WOOD AVENUE SOUTH (Address) ISELIN (City) NEW JERSEY (State) 08830 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH

I, Duane Connell, swear that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Connell Securities LLC, as of December 31, 2005, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

D Cell
Signature

President
Title

Subscribed and sworn
to before me this
27 day of February 20 06
Janet Accardi
Notary Public

JANET ACCARDI
NOTARY PUBLIC OF NEW JERSEY
REGISTERED IN UNION COUNTY
MY COMMISSION EXPIRES JULY 26, 2010

CONNELL SECURITIES LLC

Financial Statements
and Supplementary Information

December 31, 2005

This report contains (check all applicable boxes):

(x) a. Facing page
(x) b. Statement of Financial Condition
(x) c. Statement of Operations
(x) d. Statement of Cash Flows
(x) e. Statement of Changes in Stockholder's Equity
( ) f. Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) g. Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
( ) h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) I. Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) j. A reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) l. An Oath of Affirmation
( ) m. A Copy of the SIPC Supplementary Report
( ) n. Supplementary Report of Independent Accountants
( ) o. Schedule of Segregation Requirements and Funds in Segregation Customers' Regulated Commodity Futures Accounts
(x) p. Independent Auditor's Report on Internal Control

ERNST & YOUNG

Ernst & Young LLP
Metro Park
99 Wood Avenue South
P.O. Box 751
Iselin, New Jersey 08830-0471

Phone: (732) 516-4200
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Connell Securities LLC

We have audited the accompanying statement of financial condition of Connell Securities LLC as of December 31, 2005, and the related statements of operations, member's equity and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connell Securities LLC at December 31, 2005, and the results of its operations and its cash flows for year the ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule titled "Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchanges Commission" is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 22, 2006

CONNELL SECURITIES LLC
Statement of Financial Condition
December 31, 2005

ASSETS

Current assets:	
Cash	$ 183,281

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Due to member	$ 103,034
Accrued expenses	11,000
Total current liabilities	114,034
Member's equity	69,247
	$ 183,281

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Operations
For the Year Ended December 31, 2005

Fee income	$ -
Operating expenses	218,646
Net loss	(218,646)

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Cash Flow
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (218,646)
Adjustments to reconcile net loss to net cash used in operating activites:	
Increase in due to member	42,126
Increase in accrued expenses	1,400
Net cash used in operating activities	(175,120)
Cash flows from financing activities:	
Capital contributions from member	200,000
Net increase in cash	24,880
Cash, beginning of year	158,401
Cash, end of year	$ 183,281
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2004

Balance, January 1, 2005	$	87,893
Net loss		(218,646)
Capital Contributions from member		200,000
Balance, December 31, 2005	$	69,247

See accompanying notes.

Note 1 – Significant Accounting Policies

The Company

Connell Securities LLC (the Company) was organized as a limited liability company in April 2004 as the successor to Connell Securities Corporation. The Company advises and obtains financing for customers who participate in leveraged lease transactions. The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and the New Jersey Bureau of Securities ("NJBS") and is a member of the National Association of Securities Dealers, Inc.

Basis of Presentation

The Company maintains its books and records on the accrual basis. Fee revenue is recognized at the time the financing transaction is completed and the income is determinable.

Note 2 – Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – Related Party Transactions

The Company does not have any employees. The member provides these services and bills the Company for the related employee cost based on the hours worked. In addition the member pays certain of the Company's operating expenses and is then reimbursed by the Company. Both of these costs are charged to the Company in accordance with guidance on the recording of expenses and liabilities of broker/dealers issued by the SEC. The total of these employee costs and operating expenses amounted to $197,585 for the year ended December 31, 2005

Note 4 – Income Taxes

The financial statements do not include a provision for income taxes as the Company's earnings and losses are included in the member's income tax returns and are taxed based on the member's effective tax rate.

Note 5 – Net Capital Requirements

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. In addition, NJBS requires that the Company maintain net capital of $10,000.

At December 31, 2005 the Company's net capital of $69,247 exceeded the SEC and NJBS required net capital by $64,247 and $59,247, respectively.

SUPPLEMENTARY INFORMATION

Supplementary
Schedule I

CONNELL SECURITIES LLC
Computation of Net Capital Under Rule 15 c 3-1
of the Securities and Exchange Commission
As of December 31, 2005

NET CAPITAL:		
Total Member's equity	$	69,247
Total capital		69,247
Deduction:		
Nonallowable assets		-
Net capital	$	69,247
AGGREGATE INDEBTEDNESS (A. I.)	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6.67% of total A.I.)	$	-
Minimum dollar net capital requirement of broker/dealer	$	5,000
Net capital requirement (greater of 1 or 2)	$	5,000
Excess net capital	$	64,247
AGGREGATE INDEBTEDNESS TO NET CAPITAL		-

There are no material differences between the audited computation above and the computation of Net Capital included in the unaudited FOCUS filing.

ERNST & YOUNG

Ernst & Young LLP
Metro Park
99 Wood Avenue South
P.O. Box 751
Iselin, New Jersey 08830-0471

Phone: (732) 516-4200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

To the Member of Connell Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Connell Securities LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; (ii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (iii) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2006